Omzion, Inc.

Fl. 4,5 Blvd. Cherni Vrah 47A,

Sofia 1407, Bulgaria

+12315976913

      January 19,  2021

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:     Omzion, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed October 10, 2019

File No. 333-234150

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Omzion, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-234150) initially filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2019, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have previously been sold in connection with the proposed offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Sincerely,

/s/ Serghei Fediunin

Serghei Fediunin
President